

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Steven W. Richards
Executive Vice President and CFO
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Anna, CA 92704

> **Re: TTM Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-31285**

Dear Mr. Richards:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief